August 15, 2023

Mr. Daniel Crawford

Ms. Jennifer Zepralka

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corcept Therapeutics Incorporated

Definitive Proxy Statement on Schedule 14A

Filed April 14, 2023

File No. 000-50679

Dear Mr. Crawford and Ms. Zepralka:

On behalf of our client, Corcept Therapeutics Incorporated, a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission the Company’s response to the comments contained in the Staff’s letter, dated August 7, 2023 (the “Comment Letter”), with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed by the Company on April 14, 2023.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A filed April 14, 2023

Pay versus Performance, page 24

1.

We note your statement in footnote (2) to your pay versus performance table that “[i]n general, Compensation Actually Paid is calculated as Summary Compensation Table total compensation adjusted to include the fair market value of equity awards as of December 31 of the applicable year or, if earlier, the vesting date (rather than the grant date).” Since some of the required calculations involve changes in fair market value from the prior year end, rather than fair market value at year end, if you choose to include disclosure summarizing Regulation S-K Item 402(v), please ensure that the correct requirements are discussed.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that in the event the Company chooses to include disclosure summarizing Regulation S-K Item 402(v) in its future filings that include the Company’s pay versus performance table, it will ensure that the correct requirements are discussed.

2.

We note footnote (5) to your pay versus performance table states the Nasdaq US Benchmark TR Index is your Peer Group for purposes of your Total Stockholder Return comparison. This index appears to be a broad equity market index used for purposes of Regulation S-K Item 201(e)(1)(i) and not the index or issuers used by you for purposes of Regulation S-K Item 201(e)(1)(ii). Please ensure that your peer group total shareholder return column and related disclosure uses the same index or issuers used for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K Item 402(b).

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company will include the referenced disclosure in its future filings that include the Company’s pay versus performance table.

3.

It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company will include the referenced disclosure required by Regulation S-K Item 402(v)(5) in its future filings.

Please do not hesitate to contact Jeff Hartlin at (650) 320-1804 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Jeff Hartlin

Jeff Hartlin
Paul Hastings LLP

cc:	Joseph Belanoff, Chief Executive Officer, Corcept Therapeutics Incorporated

Atabak Mokari, Chief Financial Officer, Corcept Therapeutics Incorporated

Charlie Robb, Chief Business Officer, Corcept Therapeutics Incorporated

Gary Francesconi, Vice President, Legal, Corcept Therapeutics Incorporated

Joseph D. Lyon, Chief Accounting Officer, Corcept Therapeutics Incorporated

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